FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2005

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

Press release

2005 Quarter 1 Trading Statement

This statement provides a summary of the business and financial trends for the three months to 31 March 2005. Unless otherwise stated, the trends refer to the entire Abbey National plc (“Abbey”) group (including both Personal Financial Services (“PFS”) and Portfolio Business Unit groups of reportable operating segments) relative to the same period in 2004, after implementing International Financial Reporting Standards. The first quarter results of Grupo Santander were released in May 2005, and Abbey’s first quarter performance was included within their financial statements.

Comment

“Abbey has made a positive start to 2005, but we still have a long way to go.

It is too early for the changes we are making to have had a meaningful impact on sales performance, but the first quarter results nonetheless include some encouraging early signs. Mortgage approvals are improving, with our overall share of approvals better than at any point in the last 15 months. The turnaround in savings inflows, credit card openings and unsecured personal loan sales is also continuing.

In the first quarter, PFS trading costs were approximately £30 million lower than the same period last year, and significantly lower than the fourth quarter. We have made swift progress on our headcount reductions – and are now confident that 4,000 roles can be removed this year, an increase from the previous target of 3,000. We have already removed 2,400 roles from the business, of which approximately 1,000 people have already gone.

In February, Graeme Hardie joined the Board as Sales & Marketing Director, and more recently we completed the senior management team with the appointment of Paul Bradshaw as Chief Executive, Insurance and Asset Management. This appointment confirms the importance of this business and the intermediary channel to Abbey’s plans.

We are moving quickly to ensure that we improve sales and revenue performance as we progress through 2005, and beat our target of reducing trading costs from PFS operations by £150 million.”

Francisco Gómez-Roldán

Investor Relations Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Results

Abbey’s profit before tax was ahead of the first quarter of 2004.

Total income:
Net interest income was significantly lower than the comparative period. This was largely due to the impact of the reduction in the average Banking and Savings spread through the course of 2004. There has only been a slight further decline in the spread in the first quarter of 2005, in part due to reduced early redemption charges consistent with the current interest rate environment.

In addition, net interest income has been impacted by lower earnings on the Group’s free reserves (partly due to the payment of the special dividend in December 2004), and also lower asset balances in Abbey Financial Markets.

Non-interest income for the first quarter of 2005 was up on the first quarter of 2004, primarily due to higher bank account fee income, and profit share receipts in general insurance from our underwriters.

Total expenses:
In the first quarter of 2005, operating expenses were over 15% lower than the same period in 2004, with approximately two thirds relating to lower re-organisation costs, business disposals and wind-downs. The remainder of the cost reduction is spread across the business areas, reflecting the early stages of cost reduction activity and representing good progress towards the goal of reducing trading costs from PFS operations by £150 million in 2005. We remain comfortable with estimated full year re-organisation costs of around £150 million before regulatory change investment. In total, 2,400 roles have been removed from the business, of which approximately 1,000 have already left the company.

The work to evaluate potential cost savings is now well progressed, and has resulted in an increased expected headcount reduction, of 4,000 in total, in 2005, without compromising risk and compliance capability.

Total provisions:
In Abbey’s core mortgage lending operations, provisions for loan losses remain at historically low levels, reflecting strong credit quality despite a modest increase in three month plus arrears and properties in possession.

The recent growth and ageing of the unsecured lending book has resulted in an increase in provisioning levels, with this more than offset by the non-repetition of provisions in relation to the wind-down of certain wholesale banking portfolios.

Investor Relations Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

New business flows:

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1
	2004	2004	2004	2004	2005

Gross mortgage lending (£ bn)	6.7	6.3	6.4	5.6	5.0

Capital repayments (£ bn)	4.6	5.2	6.0	6.1	5.6

Net mortgage lending (£ bn)	2.1	1.1	0.4	(0.5)	(0.6)

Stock (£ bn)	90.0	91.0	91.4	90.9	90.3

Market share – gross lending	10.1%	8.2%	8.0%	8.4%	8.8%

Market share – net lending	9.2%	3.8%	1.3%	(2.3)%	(3.5%)

Market share – stock	11.3%	11.0%	10.7%	10.4%	10.1%

Total net deposit flows (£ bn)	(1.2)	0.2	1.2	1.2	0.4

Bank account openings	99,000	92,000	104,000	95,000	98,000

Gross UPL lending (£ m)	676	430	456	536	504

Credit card openings	40,000	49,000	60,000	49,000	58,000

Investment sales – APE (£ m)	26	32	28	33	26

Protection sales – APE (£ m)	31	25	22	19	19

General Insurance sales	101,000	95,000	98,000	82,000	77,000

Main highlights include:

  gross mortgage lending of £5.0 billion, representing an improved market share estimated at 8.8% given a smaller overall market in the period. Capital repayments of £5.6 billion were above natural share, largely driven by maturities of two-year incentive lending written in 2002 and early 2003. This, combined with lower approvals performance in the final quarter of 2004, contributed to the negative net lending in the first quarter of 2005. However, sales through all channels are improving, with a marked increase in approvals in March;
  deposit inflows of £0.4 billion for the first quarter of 2005, with new branch based acquisition account inflows again offsetting back-book attrition;
  total bank account openings were consistent with last year’s performance, but were stronger through the Abbey brand, whilst credit card openings (up 45% on Q1 2004) and gross unsecured lending (Abbey branded up 40% on Q1 2004) sustained the trends in the latter part of 2004;
  investment sales are consistent with the same period last year; and
  protection and general insurance sales continue to be impacted by lower mortgage lending, but are expected to improve from the second quarter.

Investor Relations Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Disclaimer

Grupo Santander (SAN.MC, STD.N) is the largest bank in the Euro Zone and the ninth largest worldwide by market capitalisation. Founded in 1857 in the northern Spanish port of Santander, the Group today has 63 million customers, 10,000 offices and operations in more than 40 countries. It is the largest banking group in Spain and Latin America by business volumes. In 2004, Santander gained a prominent position in the United Kingdom through the acquisition of Abbey, the country’s second largest mortgage provider. In Portugal, Santander is the second largest bank by profits. The Santander Consumer unit is a leading consumer finance franchise in Germany, Italy, Spain, Portugal, Poland and several other European countries.

Banco Santander Central Hispano, S.A. is currently in the process of obtaining a secondary listing on the London Stock Exchange. Pursuant to the rules of the UK Listing Authority, where a profit forecast or estimate is made, the principal assumptions upon which the issuer has based its forecast or estimate must be stated, and such forecast or estimate must be examined and reported on by the issuer’s auditors and by the listing sponsor. In practice, such a process would materially affect the time schedule of the listing and, accordingly, precludes us from publishing any profit forecast or estimate. As such, nothing in this press release constitutes or should be construed as constituting a profit forecast.

This document does contain certain “forward-looking statements” with respect to certain plans of Abbey National plc (“Abbey”) and its current goals, plans, expectations and assumptions relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, which are beyond Abbey’s control. These include, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation / deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey and its affiliates operate. As a result, Abbey’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey’s forward-looking statements.

Contacts

Thomas Coops	(Communications Director)	020 7756 5536
Jon Burgess	(Head of Investor Relations)	020 7756 4182
Christina Mills	(Head of Media Relations)	020 7756 4212
For more information contact:investor@abbey.com.

Investor Relations Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 22nd June 2005	By: /s/ Shaun Coles
(Authorized Signatory)